Exhibit 99.1

CONTACTS

Fred Hawrysh Global Director, Corporate Affairs 1.203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com

Frank DeMaria Global Director, Corporate Media Relations 1.646 223 5507 frank.demaria@thomsonreuters.com	Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters Reports Second-Quarter 2008 Results

Pro forma revenues up 11%

Pro forma underlying operating profit up 15%

2008 full year pro forma revenue growth outlook confirmed at 6%-8%

Integration on target; run-rate savings of $490 million achieved at June 30

NEW YORK, NY, August 12, 2008 —Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today reported results for the second quarter ended June 30, 2008.   Thomson Reuters had pro forma revenues of $3.4 billion, an increase of 11% over the prior year period.(1)   GAAP revenues were $3.1 billion, an increase of 73% over the prior year period, primarily due to the Reuters acquisition which closed on April 17, 2008.

“Our strong second-quarter results reflect continued momentum among our diverse set of businesses.  We are encouraged by the robust revenue growth which we achieved despite the backdrop of a challenging economic environment,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.  “In light of our solid first-half results and continued positive sales momentum across the company, we are confident in confirming our full-year revenue and margin outlook.”

“We have made excellent progress on our integration plan, including the realization of cost synergies, the streamlining of our product offerings in the Markets Division, the pursuit of revenue synergies across both divisions and the achievement of our goal of becoming one company in one year,” said Mr. Glocer.

“We operate a diverse and balanced portfolio of businesses, anchored by our high-margin and resilient Professional Division and our global and pan-enterprise Markets Division.  In Markets, we are benefiting from leading positions serving customers in foreign exchange, commodities, energy, corporate and emerging markets, which have more than offset weakness among our global investment banking clients, while our enterprise solutions are seeing strong sales as these large institutions re-engineer their trading operations.  In the near-term, we expect to continue to deliver strong underlying profitability through integration-related savings and steady revenue growth, while we transform our Markets Division to be best positioned to capture the next cycle of strong growth.”

Consolidated Pro Forma Financial Highlights — Second-Quarter 2008

•                  Pro forma revenues increased 11% to $3.4 billion, and pro forma organic revenue growth was 7%, driven by strong performances across core businesses in both the Professional and Markets Divisions.

•                  Pro forma underlying operating profit grew 15% to $708 million.  Pro forma underlying operating profit excludes amortization, impairments and the costs associated with the integration programs.

•                  Pro forma underlying operating profit margin increased 60 basis points to 20.7%.

(1)                      Pro forma financial information disclosed in this news release assumes that Thomson’s acquisition of Reuters closed on January 1, 2007.  Thomson Reuters believes that pro forma financial information provides more meaningful period-to-period comparisons of its performance because Reuters results prior to the April 17, 2008 closing are not included in GAAP results.  For more information, see the explanatory note on page 5.

Professional Division

•                  Revenues for the Professional Division grew 10% to $1.4 billion, led by organic revenue growth of 6% with acquisitions adding 3% and foreign exchange contributing 1%. Online, services and software comprised 77% of total revenues and grew 13%. Print and CD represented 23% of total revenues and grew 1%.

•                  Operating profit for the Professional Division was $412 million, a 10% increase from the prior year period.  Operating profit margin for the second quarter was 30.0%, compared with 30.1% in the second quarter of 2007.  Second-quarter operating profit margin improved in all segments except for Tax & Accounting which was held back by the impact of recent acquisitions.

Legal

•                  Revenues increased 8% to $923 million. Organic revenue growth was 6%, driven by strength across Legal’s portfolio of businesses anchored by Westlaw.  Westlaw Litigator continued to deliver strong results, growing 18% in the quarter, with online solutions continuing to perform well in both the U.S. and internationally.  Organic revenues also benefited from robust growth for Software and Services, as FindLaw registered strong growth due to new sales and new products and Consulting Services recorded strong utilization rates.

•                  Operating profit grew 9% to $321 million.  Operating profit margin for the quarter increased 30 basis points to 34.8% compared with the prior year period.

Tax & Accounting

•                  Revenues increased 22% to $189 million.  Organic revenues grew 7% and acquisitions contributed 15%.   Organic revenue growth was driven by the strong performance of core products Checkpoint, UltraTax and InSource.  Corporate Software and Services grew 8% organically and 49% overall, driven by the first quarter 2008 acquisition of TaxStream and the fourth quarter 2007 acquisition of Property Tax Services.

•                  Operating profit increased 6% to $33 million for the quarter.  The corresponding operating profit margin was 17.5% compared to 20.0% in the prior year period, due to lower initial margins for the above-mentioned acquisitions related to purchase accounting adjustments.  As the acquisition accounting treatment normalizes during the second half of this year, the margin is expected to return to historical averages for the full year.

Scientific

•                  Revenues grew 10% to $154 million.  Organic revenue growth contributed 3%, acquisitions added 6%, and foreign exchange added 1%.  Pro forma results for Scientific exclude the impact of Dialog as the business was sold in July 2008.  Organic growth in the second quarter was led by approximately 10% subscription growth for Web of Science and ISI Web of Knowledge products, as a new release launched in the fourth quarter of 2007 continues to be well received by customers.

•                  Operating profit grew 17% to $48 million for the quarter.  Operating profit margin was 31.2%, a 190 basis point increase compared with the prior year period.  Operating profit and margin improvement were due to higher revenues, efficiency initiatives and the timing of expenses.

Healthcare

•                  Revenues increased 9%, all of which was organic, to $109 million.  Revenue growth was driven by Payer and Provider businesses.  The Payer business delivered strong revenue growth of 15%.  Provider was up 7% led by revenue growth from Micromedex.

•                  Operating profit grew 11% to $10 million for the quarter. Operating profit margin increased 20 basis points to 9.2%.  Healthcare is highly seasonal with approximately 70% of its annual operating profit historically generated in the fourth quarter.

Markets Division

•                  Pro forma revenues for the Markets Division grew 12% to $2.1 billion.  Organic revenue growth continued to be strong, increasing 7% in the quarter, with foreign exchange adding 5%.  Organic growth was driven by strength in Sales & Trading, Investment & Advisory and Enterprise businesses.  Asia represented the fastest growing region in the second quarter delivering 15% organic growth, while Europe, Middle East and Africa was up 9%.

•                  Markets Division pro forma operating profit was $372 million, up 30% from the prior year.  Operating profit margin for the second quarter was 18.1%, an increase of 240 basis points compared with the second quarter of 2007.  The increase in pro forma operating profit reflected synergies, efficiency initiatives and foreign exchange.

Sales & Trading

•                  Sales & Trading pro forma revenues were $1.0 billion in the second quarter, an increase of 11% over the prior year, with 5% organic growth.  Growth was driven by Treasury, Commodities & Energy and cross-asset class trading, offset in part by slower growth in Fixed Income and Equities.  Treasury businesses continued to be very strong driven by foreign exchange volatility and high transaction volumes.  Commodities & Energy, which delivered double-digit organic growth, continued to benefit from robust commodities and energy markets, creating significant demand for our information products.

Investment & Advisory

•                  Pro forma revenues increased 9% to $593 million, driven by organic growth of 8%.  Growth was led by strength in the Investment Management and Corporate businesses which delivered organic growth of 12% and 20%, respectively, on the back of strong demand for both desktop and content feeds.   Investment Management benefited from its focus on advanced analytics, while Corporate began to capitalize on the former Reuters strong international network, demonstrating robust growth in Europe and Asia.  Investment Banking delivered organic growth of 5% driven by European and Asian demand.

Enterprise

•                  Pro forma revenues grew 23% to $338 million in the quarter, with organic growth of 14%, driven by continued demand for data feeds which enable customers to power electronic and algorithmic trading, increase efficiency of front- and back-office processes via automation, and meet compliance needs.  Trade & Risk Management pro forma revenues grew 19% organically, with solid sales of Kondor Plus risk management systems.  Information Management Systems delivered 18% organic revenue growth, a significant improvement after several years of declining revenues.

Media

•                  Media pro forma revenues increased 12% in the second quarter to $119 million, with 2% organic revenue growth.  Revenue growth from Professional and Agency businesses of 8% and 6%, respectively, was offset by timing issues on royalty payments, which are expected to be recovered in the second half of 2008, and weakness in the Consumer business in the Americas related to weaker advertising spend.

Corporate and Other

•                  Pro forma corporate and other expenses increased $123 million to $221 million in the second quarter, compared with $98 million in the second quarter of 2007.  The increase was primarily due to increases in costs associated with Thomson Reuters integration programs including severance and consulting services.

Consolidated Pro Forma Financial Highlights — Six-Months 2008

•                  Pro forma revenues from on-going businesses increased 12% to $6.7 billion, fueled by organic revenue growth of 8%, reflecting strength in both the Professional and Markets Divisions.

•                  First-half 2008 pro forma revenues were 57% from the Americas, 33% from Europe, the Middle East and Africa and 10% from Asia.

•                  Pro forma underlying operating profit grew 23% to $1.3 billion.  Pro forma underlying operating profit excludes amortization, impairments and the costs associated with integration programs.

•                  Pro forma underlying operating profit margin increased 190 basis points to 19.3%.

Consolidated GAAP Financial Highlights — Second-Quarter 2008 (GAAP financial information does not include the results of Reuters prior to the closing date of April 17, 2008.)

•                  Revenues were $3.1 billion compared to $1.8 billion in the prior year period, primarily due to the acquisition of Reuters.

•                  Operating profit was $295 million, compared to $352 million in the second quarter of 2007, as additional profit from existing businesses and from the Reuters acquisition were more than offset by costs associated with the acquisition as well as integration programs, and from an impairment on certain assets held for sale.

•                  At June 30, 2008, Thomson Reuters had achieved run-rate savings of $490 million for the integration programs.  The cost to achieve the savings through June 30, 2008 was approximately $154 million.

•                  Earnings attributable to common shares were $172 million, or $0.22 per share, compared to $375 million, or $0.58 per share, in the same period in 2007.

•                  Net cash provided by operations in the second quarter was $880 million compared to $443 million a year ago.  Free cash flow was $636 million and after adjusting for one-time cash costs related to the Reuters acquisition and integration-related costs, free cash flow was $801 million.

2008 Business Outlook for Thomson Reuters

On May 1, 2008, Thomson Reuters provided a business outlook for 2008 on a pro forma basis (assumes Thomson acquired Reuters on January 1, 2007).  Based on its first-half results and continued positive sales momentum across the company, Thomson Reuters is confident in confirming this outlook.

•                  Pro forma revenue growth (excluding currency effects) is estimated to be between 6% and 8%.

•                  Pro forma underlying operating profit margin is estimated to be between 19% and 21%.

•                  Free cash flow margin, excluding synergy and integration costs, is estimated to be between 11% and 12% of revenues.

Share Buyback Program

In July 2008, Thomson Reuters completed a $500 million share repurchase program less than three months after its announcement in April 2008. The program resulted in the buyback of approximately 16.5 million ordinary shares of Thomson Reuters PLC.

Thomson Reuters will continue to repurchase shares from time to time as part of its capital management strategy.  Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.   Thomson Reuters may elect to suspend or discontinue share repurchases at any time in accordance with applicable laws.

Dividend

As previously announced, Thomson Reuters will pay a dividend of $0.22253 per share on September 15, 2008.  This dividend is based on the 2008 quarterly dividend rate of $0.27 per share, as adjusted for an interim dividend paid on May 1, 2008 in connection with the closing of the Reuters acquisition.  As requested by the London Stock Exchange (LSE), for the dividend payable on September 15, 2008, Thomson Reuters has adjusted the record date to August 22, 2008 from August 21, 2008.  Thomson Reuters intends to pay a dividend of $0.27 per share on December 15, 2008 to shareholders of record as of November 21, 2008.  The record date for this dividend was previously communicated as November 20, 2008 and is also being adjusted at the LSE’s request.

About Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world’s most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries.  Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Thomson Reuters will webcast a discussion of its second-quarter results today beginning at 10:00 a.m. U.S. Eastern Time (ET)/ 3:00 p.m. British Summer Time (BST).  To participate in the webcast, please visit www.thomsonreuters.com and click the “Investor Relations” link located at the top of the page and then “News & Events” on the left side of the “Investor Relations” page.  A copy of this news release along with slides and other materials for the webcast are available at www.thomsonreuters.com.

Thomson Reuters Corporation is incorporated in Ontario, Canada with a registered office at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Thomson Reuters PLC (registered no. 06141013) is registered in England & Wales with a registered office at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom. Beginning with the period ended June 30, 2008, Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation. Those statements account for Thomson Reuters PLC as a subsidiary.

This news release includes certain non-GAAP financial measures, including pro forma financial information as described in this news release. Thomson Reuters uses these non-GAAP financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with Canadian GAAP. Non-GAAP financial measures (other than pro forma financial information) are defined and reconciled to the most directly comparable Canadian GAAP measures in the following tables.

PRO FORMA FINANCIAL INFORMATION

Pro forma financial information included in this news release is for information purposes only and is unaudited. The pro forma financial information was prepared in U.S. dollars in a manner consistent with accounting policies that applied to Thomson under Canadian GAAP prior to the closing of the acquisition and which currently apply to Thomson Reuters as though Reuters was acquired on January 1, 2007. The pro forma financial information should not be considered indicative of actual balance sheet data or operating results that would have been achieved had Thomson acquired Reuters on January 1, 2007, or of results which may occur in the future. The pro forma financial information should be read in conjunction with historical financial results for Thomson and Reuters. Pro forma information reflects the estimated impacts of purchase accounting but excludes deal-related expenses.  The impacts of purchase accounting are based on preliminary estimates and are therefore subject to change during the course of 2008 pending a final valuation of the Reuters net assets.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the section under the heading “2008 Business Outlook for Thomson Reuters”, includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and also include Thomson Reuters expectations about its future prospects.  Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to Thomson Reuters ability to achieve the anticipated benefits from the Reuters transaction and other integration program initiatives (including within the time periods currently expected), develop additional products and services to meet customers’ needs, attract new customers, general economic conditions and actions of competitors.   These and other factors are discussed in materials that Thomson Reuters Corporation and Thomson Reuters PLC from time to time file with, or furnish to, securities regulatory authorities.

In preparing its Business Outlook, Thomson Reuters material assumptions were that (i) there will be no change to existing prevailing worldwide macroeconomic conditions; (ii) there will be no material adverse events which will have a significant impact on Thomson Reuters financial results; (iii) a portion of Thomson Reuters anticipated 2008 revenue growth will come from tactical acquisitions made during the year; (iv) the anticipated 2008 underlying operating profit margin includes benefits of savings programs and excludes synergy and integration costs, acquisition-related expenses of amortization of intangibles, and impairments; (v) the anticipated 2008 free cash flow margin excludes synergy and integration-related costs; (vi) the Outlook reflects the continuing operations of Thomson Reuters business as of June 30, 2008; (vii) the Outlook includes integration-related costs together with various cost savings initiatives; (viii) the Outlook assumes Thomson had acquired Reuters on January 1, 2007; and (ix) the Outlook includes preliminary estimates of pro forma adjustments based on estimated fair values of assets.

Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

Pro Forma Thomson Reuters

Division and Business Segment Information

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2007	Change	2008	2007	Change
Pro Forma Revenues
Legal	$923	$852	8%	$1,732	$1,592	9%
Tax & Accounting	189	155	22%	394	315	25%
Scientific	154	140	10%	295	267	10%
Healthcare	109	100	9%	204	192	6%
Professional Division	1,375	1,247	10%	2,625	2,366	11%
Sales & Trading	1,001	901	11%	1,976	1,799	10%
Investment & Advisory	593	544	9%	1,189	1,071	11%
Enterprise	338	275	23%	638	530	20%
Media	119	106	12%	233	207	13%
Markets Division	2,051	1,826	12%	4,036	3,607	12%
Intercompany eliminations	(4)	(4)		(7)	(10)
Pro Forma Revenues — Ongoing Businesses(1)	3,422	3,069	12%	6,654	5,963	12%
Purchase accounting differences(1)	—	—		—	(86)
Disposals(2)	20	22		42	44
Pro Forma Revenues	3,442	3,091	11%	6,696	5,921	13%

Pro Forma Operating Profit
Legal	321	294	9%	546	500	9%
Tax & Accounting	33	31	6%	72	69	4%
Scientific	48	41	17%	77	73	5%
Healthcare	10	9	11%	13	13	0%
Professional Division	412	375	10%	708	655	8%
Markets Division	372	286	30%	715	502	42%
Corporate and other	(221)	(98)		(277)	(208)
Amortization	(158)	(158)		(316)	(315)
Pro Forma Operating profit — Ongoing Businesses(1)	405	405	0%	830	634	31%
Purchase accounting differences(1)	—	—		—	(86)
Disposals(2)	3	4		6	6
Impairment of assets held for sale	(72)	—		(72)	—
Pro Forma Operating Profit	$336	$409	-18%	$764	$554	38%

Pro Forma Thomson Reuters

Reconciliation of Operating Profit to Underlying Operating Profit

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2007	Change	2008	2007	Change

Pro Forma Operating Profit	$336	$409	-18%	$764	$554	38%
Adjustments:
Amortization	158	158		316	315
Purchase accounting differences	—	—		—	86
Disposals	(3)	(4)		(6)	(6)
Impairment of assets held for sale	72	—		72	—
Fair value adjustments	4	28		(16)	30
Integration and synergy costs	141	27		154	61
Pro Forma Underlying Operating Profit(3)	$708	$618	15%	$1,284	$1,040	23%
Pro Forma Underlying Operating Profit Margin %	20.7%	20.1%		19.3%	17.4%

Pro Forma Thomson Reuters

Reconciliation of Underlying Operating Profit to Adjusted Earnings From Continuing Operations

(millions of U.S. dollars, except per common share data)

(unaudited)

	Three Months Ended June 30, 2008	Six Months Ended June 30, 2008

Pro Forma Underlying Operating Profit(3)	$708	$1,284
Integration and synergy costs	(141)	(154)
Net interest expense(4)	(112)	(225)
Income taxes(5)	(73)	(145)
Tradeweb ownership interests	(4)	(6)
Dividends declared on preference shares	(1)	(3)
Pro Forma Adjusted Earnings — Ongoing Businesses(6)	$377	$751
Pro Forma Adjusted Basic Earnings Per Share — Ongoing Businesses	$0.45	$0.90
Pro Forma Adjusted Diluted Earnings Per Share — Ongoing Businesses	$0.45	$0.90

Pro forma basic weighted average common shares(7)	830.9	832.6
Pro forma diluted weighted average common shares(8)	836.5	837.3

Pro Forma Thomson Reuters

Division and Business Segment Depreciation

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Pro Forma Depreciation by Segment
Professional Division
Legal	$(61)	$(52)	$(116)	$(100)
Tax & Accounting	(7)	(5)	(15)	(11)
Scientific	(8)	(7)	(16)	(13)
Healthcare	(6)	(6)	(13)	(11)
Professional Division	(82)	(70)	(160)	(135)
Markets Division	(121)	(126)	(247)	(254)
Corporate and Other	(3)	(3)	(4)	(6)
Pro Forma Depreciation — Ongoing Businesses	(206)	(199)	(411)	(395)
Disposals	—	—	(1)	(1)
Total Pro Forma Depreciation	$(206)	$(199)	$(412)	$(396)

(1)                      Pro forma revenues from ongoing businesses and pro forma operating profit from ongoing businesses exclude the results of disposals (see note (2) below).  Further, these amounts exclude initial one-time purchase accounting adjustments related to acquired revenue and reflect current estimates of all other ongoing purchase accounting adjustments.  In order to reconcile these amounts to the 2007 pro forma revenues and operating profit disclosed in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007, the one-time adjustment to revenue as well as the variance to the earlier estimate of ongoing purchase accounting adjustments are reflected in the line “Purchase accounting differences.”

(2)                      Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(3)                      Pro forma underlying operating profit is operating profit adjusted for amortization of acquired intangible assets, the impairment of assets held for sale, costs associated with the integration of Reuters, expenses for corporate efficiency initiatives, and other items affecting comparability.  Pro forma underlying operating profit excludes the results of disposals as well as the initial one-time purchase accounting adjustments related to acquired revenue and the variance to earlier estimates of ongoing purchase accounting adjustments as described in note (1) above.  Pro forma underlying operating profit margin is the pro forma underlying operating profit expressed as a percentage of pro forma ongoing revenues.

(4)                      Pro forma net interest expense represents a pro rata portion of full year pro forma interest expense of $450 million.

(5)                      Pro forma income taxes are calculated using an effective tax rate of 25%; excluding amortization, the rate is 16%.

(6)                      Pro forma adjusted earnings from ongoing operations and pro forma adjusted earnings per share from ongoing operations include costs associated with the integration of Reuters and certain expenses for corporate efficiency initiatives costs, but exclude non-recurring items, discontinued operations, the results of disposals (see note (2) above) and other items affecting comparability.   Pro forma adjusted earnings per share from ongoing operations does not represent actual earnings per share attributable to shareholders.

(7)                      Pro forma basic weighted average common shares includes approximately 194.1 million Thomson Reuters PLC shares issued to former Reuters Group PLC shareholders on April 17, 2008 as if the shares were outstanding from January 1, 2008, the beginning of the periods presented.

(8)                      Pro forma diluted weighted average common shares includes the effect of Reuters Group PLC options assumed in the acquisition from January 1, 2008, the beginning of the periods presented.

Thomson Reuters Corporation

Consolidated Statement of Earnings

(millions of U.S. dollars, except per common share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Revenues	$3,128	$1,805	$4,962	$3,467
Cost of sales, selling, marketing, general and administrative expenses	(2,428)	(1,274)	(3,863)	(2,535)
Depreciation	(192)	(117)	(313)	(232)
Amortization	(141)	(62)	(203)	(123)
Impairment of assets held for sale	(72)	—	(72)	—
Operating profit	295	352	511	577
Net other (expense) income	(38)	6	(64)	12
Net interest expense and other financing costs	(54)	(51)	(15)	(104)
Income taxes	(20)	(45)	(54)	(14)
Tradeweb ownership interests	(4)	—	(6)	—
Earnings from continuing operations	179	262	372	471
Earnings (losses) from discontinued operations, net of tax	(6)	115	(5)	130
Net earnings	173	377	367	601
Dividends declared on preference shares	(1)	(2)	(3)	(3)
Earnings attributable to common shares	$172	$375	$364	$598
Basic earnings per common share	$0.22	$0.59	$0.51	$0.93
Diluted earnings per common share	$0.22	$0.58	$0.51	$0.93

Basic weighted average common shares	792,544,170	640,884,903	716,323,549	640,978,139
Diluted weighted average common shares	797,766,197	644,161,588	720,098,337	644,004,845

Thomson Reuters Corporation

Consolidated Balance Sheet

(millions of U.S. dollars)

(unaudited)

	June 30, 2008	December 31, 2007

Assets

Cash and cash equivalents	$789	$7,497
Accounts receivable, net of allowances	1,811	1,565
Prepaid expenses and other current assets	801	512
Deferred income taxes	197	104

Current assets	3,598	9,678

Computer hardware and other property, net	1,723	731
Computer software, net	1,903	721
Identifiable intangible assets, net	8,618	3,438
Goodwill	19,994	6,935
Other non-current assets	1,994	1,328

Total assets	$37,830	$22,831

Liabilities and shareholders’ equity

Liabilities

Short-term indebtedness	$4	$183
Accounts payable and accruals	2,560	1,536
Deferred revenue	1,235	1,108
Current portion of long-term debt and finance lease obligations	667	412

Current liabilities	4,466	3,239

Long-term debt and finance lease obligations	7,733	4,264
Other non-current liabilities	1,270	783
Deferred income taxes	2,622	974

Minority interest in equity of consolidated affiliates	73	—

Shareholders’ equity

Capital	11,020	2,932
Retained earnings	10,341	10,355
Accumulated other comprehensive income	305	284

Total shareholders’ equity	21,666	13,571

Total liabilities and shareholders’ equity	$37,830	$22,831

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Cash provided by (used in):

Operating activities
Net earnings	$173	$377	$367	$601
Remove earnings from discontinued operations	6	(115)	5	(130)
Add back (deduct) items not involving cash:
Depreciation	192	117	313	232
Amortization	141	62	203	123
Net gains on disposals of businesses and investments	—	(2)	—	(8)
Impairment of assets held for sale	72	—	72	—
Deferred income taxes	(77)	(19)	(130)	(61)
Other, net	96	71	184	135
Changes in working capital and other items	283	5	170	(96)
Cash provided by operating activities — discontinued operations	(6)	(53)	(20)	(66)
Net cash provided by operating activities	880	443	1,164	730

Investing activities
Acquisitions, less cash therein	(8,147)	(29)	(8,270)	(183)
Proceeds from disposals	—	5	154	11
Capital expenditures, less proceeds from disposals	(232)	(142)	(340)	(240)
Other investing activities	(11)	(13)	(23)	(23)
Capital expenditures of discontinued operations	—	(58)	—	(95)
Other investing activities of discontinued operations	—	(2)	(7)	(6)
Proceeds from disposals of discontinued operations, net of income taxes paid	—	438	(53)	473
Acquisitions by discontinued operations	—	—	—	(54)
Net cash (used in) provided by investing activities	(8,390)	199	(8,539)	(117)

Financing activities
Repayments of debt	(4,679)	(20)	(5,079)	(20)
Net repayments under short-term loan facilities	(1,426)	(380)	(1,072)	(136)
Proceeds from debt	5,921	—	7,600	—
Repurchase of common shares	(458)	(20)	(458)	(75)
Dividends paid on preference shares	(1)	(2)	(3)	(3)
Dividends paid on common shares	(144)	(153)	(270)	(306)
Dividend paid related to Reuters Group PLC	(246)	—	(246)	—
Other financing activities, net	192	5	194	15
Net cash (used in) provided by financing activities	(841)	(570)	666	(525)

Translation adjustments	(82)	—	1	—
(Decrease) increase in cash and cash equivalents	(8,433)	72	(6,708)	88
Cash and cash equivalents at beginning of period	9,222	350	7,497	334
Cash and cash equivalents at end of period	$789	$422	$789	$422

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net cash provided by operating activities	$880	$443	$1,164	$730
Capital expenditures	(232)	(142)	(340)	(240)
Other investing activities	(11)	(13)	(23)	(23)
Capital expenditures of discontinued operations	—	(58)	—	(95)
Other investing activities of discontinued operations	—	(2)	(7)	(6)
Dividends paid on preference shares	(1)	(2)	(3)	(3)
Free cash flow	$636	$226	$791	$363

(1)                      Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund new acquisitions.